SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940; and in connection with such notification of registration submits the following information:

Name: Redmond Reinsurance Investment Interval Fund

Address of Principal Business Office:

101 East Lancaster Avenue, Suite 201

Wayne, PA 19087

Telephone Number: (707) 863-3790

Name and address of agent for service of process:

Peter H. Vloedman

President, CFO & Treasurer, and Secretary

Redmond Reinsurance Investment Interval Fund

101 East Lancaster Avenue, Suite 201

Wayne, PA 19087

With copies to:

Scott A. Moehrke

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, IL 60654

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    ☒  YES    ☐  NO

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the township of Chadds Ford in the Commonwealth of Pennsylvania on the 18th day of March, 2015.

Redmond Reinsurance Investment Interval Fund

By:	/s/ Peter H. Vloedman
Peter H. Vloedman, President, CFO & Treasurer, and Secretary

Attest:	/s/ Matthew Seidenberg
Matthew Seidenberg